NIB NORDIC INVESTMENT BANK | FINANCING THE FUTURE

Our impact

Q1 Interim Management Statement

JANUARY–MARCH 2023

[Unaudited]

Exhibit VIII

INTERIM MANAGEMENT STATEMENT / 2

Table of contents

3	President and CEO’s comments

4	Highlights

4	Key figures and ratios

5	Operating and financial review

5	Total comprehensive income

8	Financial position

10	Financial statements

10	Statement of comprehensive income

11	Statement of financial position

13	Statement of changes in equity

14	Cash flow statement

16	Notes to the interim financial statements

16	Note 1 - Net interest income

16	Note 2 - Net profit/loss on financial operations

17	Note 3 - Expected credit loss

17	Note 4 - Net loan losses

18	Note 5 - Loans outstanding

18	Note 6 - Debts evidenced by certificates

19	Note 7 - Basis of preparation

19	Ratio definitions

INTERIM MANAGEMENT STATEMENT / 3

President and CEO’s comments

Year 2023 started with the expectations of central banks raising interest rates due to stubbornly high inflation. In March, the collapse of regional banks in the US sparked concerns about the stability of the banking system. This caused volatility in the financial markets. However, the determined actions by the public authorities on both sides of the Atlantic seem to have calmed the situation, at least temporarily.

The demand for NIB’s long-term lending increased significantly in 2022, driven by a lower supply of long-term credit in the commercial bank and bond markets, the accelerated green transition and NIB’s wider sustainable finance offering. In the current circumstances, we continue to see this strong demand in 2023 and our disbursements are in line with our plans.

On 31 March, the annual meeting of the Board of Governors of NIB approved the Bank’s audited financial statements for 2022 and a dividend payment of EUR 25 million to the Nordic and Baltic member countries. Annika Saarikko, Finland’s Minister of Finance and Chair of the Bank’s Board of Governors, gave guidance to NIB: “NIB should continue focusing on the green transition and energy independence in the region. NIB should also strengthen its additionality, further engage with market segments where the biggest financing needs exist.” We at the Bank will endeavour to ensure this guidance is fulfilled through the implementation of our strategy in accordance with our mandate.

In the first quarter, a total of EUR 432 million in new lending was signed and EUR 889 million were disbursed. The lending signed was distributed across various sectors and countries, more details of which can be found here. Total assets at the quarter end amounted to EUR 42 billion compared to EUR 40 billion at 31 March 2022. The total lending outstanding amounted to EUR 22.3 billion at 31 March 2023 compared to EUR 22.9 billion at 31 March 2022. The decrease was mainly attributable to significant foreign exchange and hedge accounting impacts.

The net profit for the period January to March amounted to EUR 65 million compared to EUR 21 million in 2021. The increase in net profit is mainly due to higher net interest income and an unrealised profit on financial operations. The underlying trend in core earnings is improving and dominates the volatile result on financial operations from the increased uncertainty in the financial markets.

To meet the demand for our financing, the Bank has raised EUR 3.8 billion in new funding so far in 2023. On 7 March, NIB priced a five-year USD 1.5 billion global benchmark bond, its first USD benchmark of the year. The issue had a final orderbook of more than USD 4 billion, the largest ever for NIB.

The Bank is in a strong financial position as confirmed by our triple-A rating which was reaffirmed by Standard & Poor’s in April. NIB’s credit rating reflects its high asset quality, solid liquidity and capital adequacy, strong balance sheet and ownership.

Finally, I would like to welcome our new Head of Lending, Jeanette Vitasp to NIB. She brings a wealth of experience from a longstanding career in corporate banking, treasury and capital markets. I would also like to thank Søren Kjær Mortensen, who is retiring from the Bank in 2023 for his successful leadership of the Lending department and years of dedicated service.

André Küüsvek, President & CEO

INTERIM MANAGEMENT STATEMENT / 4

Highlights

During the first quarter of 2023, lending disbursements amounted to EUR 889 million and lending signed was EUR 432 million, compared to EUR 1,107 million and EUR 1,222 million respectively, in the same period in 2022.

The Bank has raised EUR 3.8 billion in new funding so far in 2023. In March, NIB priced a five-year USD 1.5 billion global benchmark bond, which attracted high quality demand and had one hundred participating accounts, resulting in a final orderbook of more than USD 4 billion, the largest ever for NIB.

The net profit for the period January to March 2023 amounted to 65 million compared to 21 million in 2022 driven by increased interest income and net profit on financial operations. The net interest income, the Bank’s core earnings, increased from EUR 50 million in Q1 2022 to EUR 69 million in Q1 2023. During the quarter, the Bank experienced some volatility in gains and losses related to its financial operations due to the increased uncertainty in the financial markets. However, the Bank did not incur any realised losses and remains in a strong position. The net profit on financial operations amounted to EUR 9 million in Q1 2023 compared to a loss of EUR 25 million in the same period in 2022.

The Bank is in a strong financial position with solid capital and liquidity ratios as evidenced by the Bank’s triple-A rating, reaffirmed by Standard and Poor’s in April.

On 31 March, the annual meeting of the Board of Governors of NIB approved the Bank’s audited financial statements for 2022 and a dividend payment of EUR 25 million to the Nordic and Baltic member countries. The 2022 annual report can be found here.

Key figures and ratios

In millions of euro unless otherwise specified	Jan-Mar 2023*	Jan-Mar 2022*	Jan-Dec 2022

Net interest income	69	50	219

Profit before net loan losses	66	15	136

Net profit	65	21	139

Lending disbursed	889	1,107	3,705

New signed lending	432	1,222	4,114

% of loans achieving good or above mandate **	100%	100%	99%

Lending outstanding	22,293	22,865	22,195

Total assets	41,751	39,575	39,280

New debt issues	3,780	4,218	9,630

Debts evidenced by certificates	33,894	32,769	31,595

Total equity	4,140	3,999	4,101

Equity/total assets ***	9.9%	10.1%	10.4%

Net profit/average equity ***	6.4%	2.1%	3.4%

Cost/income ***	16.6%	47.9%	27.9%

Number of employees at period end	230	220	228

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

** See page 9 for mandate fulfilment explanation

*** See page 19 for ratio definitions

INTERIM MANAGEMENT STATEMENT / 5

Operating and financial review

Total comprehensive income

January–March 2023 compared to January–March 2022

NET PROFIT

The net profit for the period January–March 2023 amounted to EUR 65.1 million, which is EUR 44.3 million higher than the corresponding period in 2022. Total operating income increased significantly from EUR 28.1 million to EUR 78.9 million. Net interest income increased by EUR 18.6 million while net fee and commission income decreased by EUR 2.9 million. The net profit on financial operations increased from a loss of EUR 25.4 million to a gain of EUR 9.5 million, however we have seen significant volatility in this result during the quarter mainly because of the market turmoil seen in March due to the collapse of some regional US banks and Credit Suisse in Europe. Net loan losses amounted to EUR 0.7 million compared to a gain of EUR 6.9 million in 2022. There have been no realised loan losses year to date.

NET INTEREST INCOME

Net interest income for the period amounted to EUR 68.5 million compared to EUR 50.0 million in 2022. Net interest income on lending activities amounted to EUR 42.3 million and was EUR 1.8 million higher than in 2022 due to higher loan volumes and margins. The interest income on treasury activities increased from EUR 9.5 million in Q1 2022 to EUR 26.3 million as the liquidity buffer bond portfolios benefited from increases in the market interest rate level.

NET FEE AND COMMISSION INCOME

Net fee and commission income for the period January–March 2023 of EUR 0.6 million was EUR 2.9 million lower than the same period in 2022.

INTERIM MANAGEMENT STATEMENT / 6

NET PROFIT/LOSS ON FINANCIAL OPERATIONS

The net profit on financial operations for the first quarter amounted to EUR 9.5 million compared to a loss of EUR 25.4 million in the same period last year. The result comprised of unrealised profits of EUR 9.5 million compared to unrealised losses of EUR 29.0 million plus realised gains of EUR 3.6 million in 2022. Financial markets experienced some volatility during the first quarter, arising from inflationary concerns and the collapse of some regional banks in the US and Credit Suisse in Europe. These market movements resulted in valuation swings during the period on financial instruments that NIB holds to hedge its foreign exchange and interest rate risks and in its liquidity bond portfolio. The year-to-date unrealised gains amounted to EUR 31.0 million at the end of February, dropped to a loss of EUR 10.2 million in mid-March and recovered to a gain of EUR 9.5 million by 31 March.

The unrealised valuation gains and losses on assets in the Bank’s liquidity portfolio arise from changes in credit spreads. The Bank maintains a liquidity portfolio, which it invests in high quality bonds. When credit spreads widen, this results in negative valuations on the bonds. In periods of financial turbulence credit spreads tend to rise, which also affects NIB’s high quality bonds. When the Bank holds the bonds to maturity, so that they are not sold based on the current exit market value, any valuation losses and gains are expected to reverse, as the bonds will settle at par.

The unrealised valuation gains and losses on interest rate hedges mainly arise from the change of the interest rate spreads that are embedded in the Bank’s funding and lending transactions. When the Bank raises funds with fixed rates or offers borrowers fixed rate loans, it hedges the resulting interest rate risk using swaps, in which the fixed rate is swapped to short term money market floating rates. The valuation of the swaps and underlying transactions use different rates which gives rise to unrealised valuation gains and losses. It should be noted that as the Bank intends to hold these transactions to maturity these valuation gains and losses are expected to reverse in full.

TOTAL OPERATING EXPENSES

Total operating expenses amounted to EUR 13.1 million which is similar to the corresponding period in 2022. The Bank’s main expenses comprise personnel costs, cost related to administration, IT and depreciation. Personnel costs of EUR 8.8 million were EUR 0.8 million higher in Q1 2023 compared to Q1 2022 due to annual salary adjustments and a higher head count. The other operating expenses were EUR 1.1 million lower in the first quarter of 2023 compared to the same period in 2022, due to decreased depreciation as some assets reached the end of their depreciable lives towards the end of 2022.

INTERIM MANAGEMENT STATEMENT / 7

NET LOAN LOSSES

During the first quarter of 2023, the Bank has recorded net loan losses of EUR 0.7 million compared to a positive amount of EUR 6.2 million for the corresponding period in 2022. The Bank updated the macro-financial scenarios used to calculate the expected credit loss (ECL) which increased the provision by approximately EUR 1.2 million however this was partly offset by an improvement in the credit quality of certain individual counter-parties. In general, there have been no significant observed changes in the credit quality of the overall loan portfolio and there were no new non-performing loans during the period and no realised losses.

OTHER COMPREHENSIVE INCOME

The Bank separates the foreign currency basis spread from financial instruments used in fair value hedge accounting and this separated amount is recorded in Other comprehensive income (OCI) which amounted to a loss of EUR 1.0 million for the period compared to a loss of EUR 23.1 million in the same period last year. The loss recorded is due to the widening of the Cross Currency Basis spreads, which negatively affect the valuation of basis swaps used to convert funding currencies into lending currencies.

For financial liabilities recorded at fair value through the profit and loss, valuation changes due to changes in own credit spreads need to be recorded in OCI. For the three month period ended 31 March 2023, the Bank recorded a negative impact from these changes of EUR 0.3 million compared to positive amount of EUR 2.4 million in 2022.

TOTAL COMPREHENSIVE INCOME

All in all, NIB had a significantly higher total comprehensive income in the first quarter of 2023 compared to the same period in 2022. Total comprehensive income ended at EUR 63.9 million compared to EUR 0.1 million in the first quarter of 2022.

INTERIM MANAGEMENT STATEMENT / 8

Financial position

LENDING OUTSTANDING

The lending outstanding amounted to EUR 22,293 million. This comprises EUR 21,865 million of loans outstanding and investments of EUR 428 million in lending bonds recorded in debt securities. The total disbursements and investments during the period amounted to EUR 889 million, which is EUR 219 million lower than for the same period in 2022. More information regarding loans agreed can be found on our website at Signed Loans. The large foreign exchange difference arises mainly from loans in the Nordic currencies which weakened against the Euro.

LENDING HIGHLIGHTS
in EUR millions, unless otherwise specified	Jan-Mar* 2023	Jan-Mar* 2022	2022	2021	2020	2019
New signed loans, excluding labelled bonds	422	1,161	3,936	1,683	5,632	3,185
New lending labelled bonds	10	61	178	169	34	131
Total lending disbursements	889	1,107	3,705	2,440	4,853	2,676
Number of new signed loans	9	14	54	36	59	55
Number of new lending labelled bonds	1	4	10	14	4	9
Lending outstanding	22,293	22,865	22,195	22,313	21,727	18,931
Member countries	21,956	22,394	21,837	21,827	21,098	18,055
Non-member countries	405	615	424	635	798	996
Loan impairment provision	-68	-145	-66	-150	-169	-119
* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

* Fair valuation of lending green bonds and hedging accounting.

INTERIM MANAGEMENT STATEMENT / 9

MISSION FULFILMENT

NIB’s vision is for a prosperous and sustainable Nordic-Baltic region and the Bank has a dual mandate to provide lending that benefits the environment and/or improves productivity. All projects proposed for financing undergo an assessment of their potential impact on productivity and the environment of the member country area. The mission fulfilment is rated on a five-grade scale from “negative” to “excellent”. During the first quarter of 2023, projects achieving a “good” or “excellent” mandate rating accounted for 100% of the total amount of loans disbursed thereby exceeding the target of 95%.

FUNDING

By the end of March, the Bank had raised EUR 3.8 billion in new funding which compares to EUR 4.2 billion in the same period last year. The strategy for 2023 is to complete benchmark transactions in US dollars and Euros, complemented with other public and private issues in order to maintain a diversified portfolio of currencies and a global investor base. The Bank will also continue issuing NIB Environmental Bonds. NIB’s estimated funding plan for 2023 is EUR 7.0-8.0 billion. On 7 March NIB priced a five-year USD 1.5 billion global benchmark bond. The transaction had NIB’s largest USD orderbook to date. The Bank also issued a three-year GBP 600 million benchmark bond in January. Also in January, the first NIB Environmental Bond of the year, a seven-year EUR 500 million NEB was launched. In February, NIB returned to the Kauri market after more than two years by pricing a seven-year NZD 700 million bond on 3 February. The bond had a good demand and is the largest seven-year bond in almost two years. For a full list of funding transactions, please click here.

The large foreign exchange movement arises from funding in Nordic currencies and USD weakening against the Euro. The increase arising from hedge accounting offsets valuation changes recorded in the income statement for derivatives used to hedge interest rate risk.

INTERIM MANAGEMENT STATEMENT / 10

Financial statements

Statement of comprehensive income

In thousands of euro	NOTE	Jan-Mar 2023*	Jan-Mar 2022*	Jan-Dec 2022

Interest income from financial assets measured at amortised cost		199,977	53,160	365,505

Interest income from financial assets measured at fair value		43,874	3,532	51,384

Interest expense		-175,300	-6,716	-197,617

Net interest income	(1)	68,550	49,976	219,272

Commission income and fees received		1,434	4,067	8,805

Commission expense and fees paid		-841	-528	-2,012

Net fee and commission income		592	3,538	6,793

Net profit/loss on financial operations	(2)	9,464	-25,418	-37,497

Foreign exchange gains and losses		248	-46	-214

Total operating income		78,854	28,050	188,353

Expenses

General administrative expenses

Personnel expenses		-8,776	-7,995	-31,764

Other administrative expenses		-3,328	-3,281	-14,544

Depreciation		-979	-2,156	-6,308

Total operating expenses		-13,083	-13,432	-52,616

Profit before loan losses		65,771	14,618	135,737

Net loan losses	(3) (4)	-659	6,208	3,536

Net profit for the period		65,112	20,826	139,273

Other comprehensive income

Items that will be reclassified to income statement

Fair value hedges - valuation of cross currency basis spread		-987	-23,107	-3,029

Items that will not be reclassified to income statement

Changes in own credit risk on liabilities recorded at fair value		-262	2,405	6,103

Total other comprehensive loss/income		-1,249	-20,702	3,073

Total comprehensive income		63,863	124	142,346

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

The accompanying notes are an integral part of these financial statements.

INTERIM MANAGEMENT STATEMENT / 11

Statement of financial position

In thousands of euro	NOTE	31 Mar 2023*	31 Mar 2022*	31 Dec 2022

ASSETS

Cash and cash equivalents		3,315,528	3,471,060	2,078,406

Financial placements

Placements with credit institutions		5,157,179	2,039,549	4,469,229

Debt securities		9,161,406	8,572,379	8,768,457

Other		4,667	6,284	4,532

		14,323,252	10,618,212	13,242,218

Loans outstanding	(5)	21,865,123	22,483,205	21,739,936

Intangible assets		9,477	6,696	8,704

Tangible assets, property and equipment		32,135	34,939	32,863

Other assets

Derivatives		1,785,684	1,179,315	1,817,179

Other assets		37,394	1,558,930	34,904

		1,823,077	2,738,246	1,852,083

Accrued interest and fees receivable		382,154	222,383	325,374

TOTAL ASSETS		41,750,746	39,574,740	39,279,583

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

The accompanying notes are an integral part of these financial statements.

INTERIM MANAGEMENT STATEMENT / 12

In thousands of euro	NOTE	31 Mar 2023*	31 Mar 2022*	31 Dec 2022

LIABILITIES AND EQUITY

Liabilities

Amounts owed to credit institutions

Short-term amounts owed to credit institutions		726,933	475,423	689,120

Repurchase agreements		-	202,089	-

Debts evidenced by certificates	(6)	33,894,366	32,768,529	31,595,081

Other liabilities

Derivatives		2,441,912	1,390,363	2,539,630

Other liabilities		272,191	574,228	89,958

		2,714,102	1,964,591	2,629,588

Accrued interest and fees payable		275,498	165,347	264,811

Total liabilities		37,610,900	35,575,979	35,178,600

Equity		4,139,847	3,998,761	4,100,983

TOTAL LIABILITIES AND EQUITY		41,750,746	39,574,740	39,279,583

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

The accompanying notes are an integral part of these financial statements.

INTERIM MANAGEMENT STATEMENT / 13

Statement of changes in equity

					CHANGES IN OWN CREDIT
		STATUTORY RESERVE	GENERAL CREDIT RISK FUND	PROFIT AVAILABLE FOR APPROPRIATION	RISK ON LIABILITIES	HEDGING RESERVE
In thousands of euro	PAID-IN CAPITAL				RECORDED AT FAIR VALUE		TOTAL

EQUITY AT 31 DECEMBER 2021	845,543	836,884	2,153,680	159,159	-3,047	6,418	3,998,637

Profit for the period	-	-	-	20,826	-	-	20,826

Other comprehensive income	-	-	-	-	2,405	-23,107	-20,702

Total comprehensive income	0	0	0	20,826	2,405	-23,107	124

EQUITY AT 31 MARCH 2022*	845,543	836,884	2,153,680	179,985	-641	-16,690	3,998,761

Profit for the period	-	-	-	118,447	-	-	118,447

Other comprehensive income	-	-	-	-	3,698	20,078	23,776

Total comprehensive income	0	0	0	118,447	3,698	20,078	142,223

Transactions with owners in their capacity as owners

Appropriation of profit	-	-	119,158	-119,158	-	-	0

Dividends	-	-	-	-40,000	-	-	-40,000

EQUITY AT 31 DECEMBER 2022	845,543	836,884	2,272,838	139,273	3,056	3,388	4,100,983

Profit for the period	-	-	-	65,112	-	-	65,112

Other comprehensive income	-	-	-	-	-262	-987	-1,249

Total comprehensive income	0	0	0	65,112	-262	-987	63,863

Transactions with owners in their capacity as owners

Appropriation of profit	-	-	114,273	-114,273	-	-	0

Dividends	-	-	-	-25,000	-	-	-25,000

EQUITY AT 31 MARCH 2023*	845,543	836,884	2,387,111	65,112	2,794	2,401	4,139,847

The accompanying notes are an integral part of these financial statements.

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

INTERIM MANAGEMENT STATEMENT / 14

Cash flow statement

In thousands of euro	Jan-Mar 2023*	Jan-Mar 2022*	Jan-Dec 2022

Cash flows from operating activities

Net profit for the period	65,112	20,826	139,273

Adjustments:

Unrealised gains/losses of financial assets and liabilities held at fair value	-5,283	21,481	40,003

ECL non-lending activities	-483	25	1,309

Depreciation and write-down in value of tangible and intangible assets	979	2,156	6,308

Change in accrued interest and fees (assets)	-47,239	18,762	-84,228

Change in accrued interest and fees (liabilities)	2,134	-19,861	79,651

Net loan losses (ECL lending activities)	659	-6,208	-3,536

Hedge accounting ineffectiveness	-3,658	7,502	1,058

Other adjustments to the period’s profit	-7,482	1,182	6,512

Adjustments, total	-60,374	25,038	47,077

Lending

Disbursements of loans	-879,196	-1,046,147	-3,526,941

Repayments of loans	367,460	456,318	2,702,232

Lending, total	-511,736	-589,829	-824,709

Cash flows from operating activities, total	-506,998	-543,965	-638,359

Cash flows from investing activities

Placements and debt securities

Purchase of debt securities	-1,003,575	-767,332	-2,516,292

Sold and/or matured debt securities	601,296	489,680	1,729,779

Placements with credit institutions	-4,604,084	-1,363,930	-8,560,031

Sold and/or matured placements with credit institutions	3,916,095	3,307,086	7,972,838

Other financial placements	702	-14	-72

Placements and debt securities, total	-1,089,566	1,665,490	-1,373,778

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

The accompanying notes are an integral part of these financial statements.

INTERIM MANAGEMENT STATEMENT / 15

In thousands of euro	Jan-Mar 2023*	Jan-Mar 2022*	Jan-Dec 2022

Other items

Acquisition of intangible assets	-864	-487	-4,051

Acquisition of tangible assets	-61	-76	-383

Change in other assets	-333	-154,363	-7,740

Other items, total	-1,258	-154,927	-12,174

Cash flows from investing activities, total	-1,090,824	1,510,563	-1,385,951

Cash flows from financing activities

Debts evidenced by certificates

Issues of new debt	3,780,001	2,844,826	9,630,309

Redemptions	-1,088,286	-2,519,644	-7,356,900

Debts evidenced by certificates, total	2,691,715	325,182	2,273,409

Other items

Change in swap receivables excluding fair value changes	-238,353	35,190	30,704

Change in swap payables excluding fair value changes	230,172	79,506	56,383

Change in other liabilities	121,116	311,990	1,594

Dividend paid	-	-	-40,000

Other items, total	112,935	426,686	48,682

Cash flows from financing activities, total	2,804,650	751,868	2,322,091

CHANGE IN CASH AND CASH EQUIVALENTS, NET	1,206,827	1,718,467	297,780

Opening balance for cash and cash equivalents, net	1,389,286	1,074,754	1,074,754

Exchange rate adjustments	-7,519	327	16,752

Closing balance for cash and cash equivalents, net	2,588,595	2,793,548	1,389,286

Additional information to the statement of cash flows

Interest income received	187,070	75,454	332,661

Interest expense paid	-164,613	-26,540	-117,976

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

The accompanying notes are an integral part of these financial statements. The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

INTERIM MANAGEMENT STATEMENT / 16

Notes to the interim financial statements

Note 1: Net interest income

In thousands of euro	Jan-Mar 2023	*	Jan-Mar 2022	*	Jan-Dec 2022
Cash and cash equivalents	18,057		-3,868		2,761
Placements with credit institutions	20,331		-3,743		-346
Debt securities	27,258		9,560		59,382
Loans outstanding	178,204		54,744		354,938
Other interest income	-		-		153
Total, interest income	243,850		56,692		416,889
Of which, interest income from financial assets measured at amortised cost	199,977		53,160		365,505
Short-term amounts owed to credit institutions	-4,102		970		-216
Short-term repurchase agreements	-17		3		-30
Debts evidenced by certificates	-168,097		-100,721		-514,049
Swap contracts and other interest expenses, net	-3,084		93,032		316,678
Total, interest expense	-175,300		-6,716		-197,617
Of which, interest expense from financial liabilities measured at amortised cost	-252,693		-6,190		-318,612
Net interest income	68,550		49,976		219,272

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

Note 2: Net profit/loss on financial operations

In thousands of euro	Jan-Mar 2023	*	Jan-Mar 2022	*	Jan-Dec 2022
Financial instruments held at fair value, realised gains and losses	32		3,582		10,613
Financial instruments held at fair value, unrealised gains and losses	5,283		-21,481		-40,003
Financial instruments held at amortised cost, realised gains and losses	8		8		-5,741

Expected credit loss on financial placements	483		-25		-1,309
Hedge accounting ineffectiveness	3,658		-7,502		-1,058
Net profit/loss on financial operations	9,464		-25,418		-37,497

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

INTERIM MANAGEMENT STATEMENT / 17

Note 3: Expected credit loss

In thousands of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Balance at 31 December 2021	32,103	42,252	78,090	152,445
Transfer to Stage 1	8,099	-8,099	-	0
Transfer to Stage 2	-13	13	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	1,433	-	-	1,433
Amortisations and repayments	-435	-292	-	-727
Impact of remeasurment on existing assets	1,923	-6,126	-2,686	-6,889
Foreign exchange adjustments and other changes	-	-	1,495	1,495
Net change income statement	11,007	-14,504	-1,191	-4,688

Balance at 31 March 2022 *	43,110	27,748	76,899	147,757
Transfer to Stage 1	-930	930	-	0
Transfer to Stage 2	-338	338	-	0
Transfer to Stage 3	-	-1,101	1,101	0
New assets originated or disbursed	17,660	1,225	-	18,885
Amortisations and repayments	-3,491	-1,264	-	-4,755
Impact of remeasurment on existing assets	-4,386	-14,386	8,598	-10,174
Foreign exchange adjustments and other changes	-	-	2,765	2,765
Net change income statement	8,515	-14,258	12,464	6,721
Realised losses	-	-	-79,331	-79,331
Balance at 31 December 2022	51,624	13,490	10,033	75,147
Transfer to Stage 1	928	-928	-	0
Transfer to Stage 2	-77	77	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	5,551	240	-	5,791
Amortisations and repayments	-5,595	-267	-	-5,862
Impact of remeasurment on existing assets	-619	866	-	247
Foreign exchange adjustments and other changes	0	0	-28	-28
Net change income statement	187	-11	-28	148

Balance at 31 March 2023*	51,811	13,479	10,005	75,295

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

PRESENTATION OF ECL IN THE STATEMENT OF FINANCIAL POSITION

In thousands of euro	31 Mar 2023*	31 Mar 2022*	31 Dec 2022

Loans outstanding	67,871	144,865	65,687

Other receivables	0	1,859	0

Commitments (recorded in other liabilities)	6,330	740	7,884

Financial placements	1,094	293	1,577

Total	75,295	147,757	75,147

PRESENTATION OF ECL IN THE STATEMENT OF COMPREHENSIVE INCOME

In thousands of euro	Jan-Mar 2023*	Jan-Mar 2022*	Jan-Dec 2022

Net result on financial operations	483	-25	-1,309

Net loan losses (Note 4)	-659	6,208	3,536

Foreign exchange gains and losses	28	-1,495	-4,260

Total	-148	4,688	-2,033

Note 4: Net loan losses

In thousands of euro	Jan-Mar 2023*	Jan-Mar 2022*	Jan-Dec 2022

Change in expected credit loss on performing loans	-659	3,522	10,550

Change in expected credit loss on non-performing loans	-	2,686	-7,014

Decrease of provisions to cover realised loan losses	-	-	-79,331

Realised loan losses	-	-	79,331

Net loan losses	-659	6,208	3,536

There were no realised losses for the periods Jan-Mar 2023 or Jan-Mar 2022. During 2022 the Bank had realised losses of EUR 79,331 thousand which had no impact to the income statement as the related loans were fully impaired in previous years.

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

INTERIM MANAGEMENT STATEMENT / 18

Note 5: Lending outstanding

In thousands of euro	Jan-Mar 2023*	Jan-Mar 2022*	Jan-Dec 2022

Opening Balance	22,194,850	22,312,579	22,312,579

Disbursements	888,696	1,106,878	3,705,191

Amortisations	-392,260	-306,304	-2,149,355

Prepayments	-8,400	-157,014	-559,877

Changes in expected credit losses	-2,212	6,446	10,918

Foreign exchange movements	-435,750	136,855	-499,682

Fair value adjustments	8,057	-11,121	-30,857

Hedge accounting adjustments	41,248	-223,209	-586,357

Other	-1,232	-463	-7,709

Closing balance	22,292,998	22,864,645	22,194,850

Loans outstanding	21,865,123	22,483,205	21,739,936

Lending bonds	427,875	381,440	454,914

Total Lending	22,292,998	22,864,645	22,194,850

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

Note 6: Debts evidenced by certificates

In thousands of euro	Jan-Mar 2023*	Jan-Mar 2022*	Jan-Dec 2022

Opening Balance	31,595,081	31,525,985	31,525,985

New debt issues	3,780,001	4,217,531	9,630,309

Amortisations	-1,032,389	-2,449,151	-7,217,679

Calls and buy backs	-56,170	-68,493	-154,590

Foreign exchange movements	-656,597	416,168	56,016

Fair value adjustments	-7,214	-13,371	-58,584

Hedge accounting adjustments	271,381	-861,639	-2,201,745

Other	272	1,499	15,368

Closing balance	33,894,366	32,768,529	31,595,081

* Unaudited figures, to be read in conjunction with NIB’s 2022 audited financial statements

INTERIM MANAGEMENT STATEMENT / 19

Note 7: Basis of preparation

This interim management statement is not presented in accordance with IAS 34 “Interim Financial Reporting”, as this statement excludes a number of disclosures. The accounting policies and methods of computation are the same as described in Note 1 of NIB’s Financial Statements 2022.

This report was approved by the Bank’s Executive Committee on 20th April 2023.

Ratio definitions

Equity/total assets =	Total equity at reporting date
Total assets at reporting date

Net Profit/average equity =	Annualised profit for the period
Average equity for the period

Cost/income =	Total operating expenses for the period
Total operating income for the period

NORDIC INVESTMENT BANK | FINANCING THE FUTURE

CONTACT

Kim Skov Jensen
Vice President & CFO
kim.jensen@nib.int
+358 10 618 0209

Jens Hellerup
Senior Director,
Head of Funding & Investor Relations
jens.hellerup@nib.int
+358 9 6181 1401

Jukka Ahonen
Senior Director,
Head of Communications
jukka.ahonen@nib.int
+358 10 618 0295

For more information about the Nordic Investment Bank, visit www.nib.int